

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Grigorios Siokas
Chief Executive Officer
Cosmos Health Inc.
5 Agiou Georgiou, Pilea
Thessaloniki, Greece 55438

      Re: Cosmos Health Inc.
           Registration Statement on Form S-1
           Filed October 28, 2024
           File No. 333-282859

Dear Grigorios Siokas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alyssa Wall at 202-551-8106 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Elliot H. Lutzker